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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Intrepid Investment Bankers LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 Wilshire Boulevard, Suite 2200
(No. and Street)

Los Angeles, (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Stacey Morin, Director, CFO 818-254-2075 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

30 Rockefeller Plaza (Address) New York (City) NY (State) 10112 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

SEC Mail Processing
MAR 02 2020
Washington, DC

Intrepid Investment Bankers LLC

(SEC ID. NO. 8-68674)

Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2019, and Report of Independent Registered Public Accounting Firm

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3)

INTREPID INVESTMENT BANKERS LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Stacey Morin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Intrepid Investment Bankers LLC (the "Company"), as of and for the year-ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

2/28/20

Signature and Date

Director & CFO

Title

Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 28th day of February 2020 by Stacey Morin proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ________ (seal)

TINA PARDO
COMM. #2314959
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Dec. 8, 2023

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Intrepid Investment Bankers LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intrepid Investment Bankers LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 3 to the financial statements, effective January 1, 2019, the Company adopted Financial Accounting Standards Board Accounting Standards Update 2016-02, Leases (Topic 842), using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules G, H, and I, listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules.. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2020

We have served as the Company's auditor since 2019.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS	
Cash and cash equivalents	$ 11,395,418
Deferred tax asset	13,193,082
Premises and equipment - Net	7,743,569
Due from parent - Net	1,383,051
Other assets	881,650
TOTAL ASSETS	$ 34,596,770
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable, accrued expense and other liabilities	$ 3,876,065
Deferred revenue	877,273
Operating lease liability	6,816,098
Total liabilities	11,569,436
Member's equity	23,027,334
TOTAL LIABILITIES AND EQUITY	$ 34,596,770

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES:	
Advisory fees	$ 29,880,715
Interest	128,693
Total revenues	30,009,408
EXPENSES:	
Salaries, incentives and employee benefits	28,455,766
Occupancy and equipment	1,749,265
Management fees	1,712,000
Market and data	134,626
Regulatory fees	68,018
Other	1,797,894
Total expenses	33,917,569
LOSS FROM OPERATIONS BEFORE TAXES	(3,908,161)
TAX BENEFIT	(1,083,590)
NET LOSS	$ (2,824,571)

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Member's Equity
BALANCE — January 1, 2019	$ 5,633,459
Contributions related to acquisition	12,855,112
Contributions related to retention bonuses	7,363,334
Net Loss	(2,824,571)
BALANCE — December 31, 2019	$ 23,027,334

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (2,824,571)
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	721,451
Retention bonus expense	7,363,334
Deferred income taxes	(337,969)
(Increase) in operating assets:	
Due from parent - net	(1,383,051)
Other assets	(401,779)
Increase in operating liabilities:	
Accounts payable, accrued expense and other liabilities	3,324,513
Deferred revenue	12,879
Net cash provided by operating activities	6,474,807
CASH AND CASH EQUIVALENTS — Beginning of year	4,920,611
CASH AND CASH EQUIVALENTS — End of year	$ 11,395,418
SUPPLEMENTAL DISCLOSURES	
CASH PAID DURING THE YEAR FOR:	
Income taxes	$ 1,210,723
SUPPLEMENTAL DISCLOSURE OF NON CASH ACTIVITIES	
Non-cash financing activity - Contributions related to acquisition	$ 12,855,112
Non-cash financing activity - Contributions related to retention bonuses	7,363,334
Non-cash investing and financing activity - Right of use asset and lease liability	4,881,325

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Intrepid Investment Bankers LLC (the "Company" or "Intrepid") is a U.S. broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a limited liability company that is a wholly-owned subsidiary of MUFG Union Bank, N.A. (the "Parent" or "MUB"), a wholly-owned subsidiary of MUFG Americas Holdings Corporation (the "Holding Company"). On January 1, 2019, Intrepid was acquired by MUB in order to broaden the services MUB could offer its clients. MUFG Americas Holdings Corporation is owned by MUFG Bank, Ltd. (formerly The Bank of Tokyo-Mitsubishi UFJ, Ltd.) and Mitsubishi UFJ Financial Group, Inc. MUFG Bank, Ltd. is a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc.

The Company arranges mergers and acquisitions, raising private institutional capital and providing other financial advisory services. The Company is a licensed broker-dealer registered with Financial Industry Regulatory Authority under the Securities Exchange Act of 1934.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although such estimates contemplate current conditions and management's expectations of how they may change in the future, it is reasonably possible that actual results could differ significantly from those estimates. Significant estimates and assumptions generally include compensation, taxes, and litigation.

Cash and Cash Equivalents —The Company defines cash equivalents as short-term, highly-liquid investments with original maturities of three months or less at the time of purchase, including-money market mutual funds. At December 31, 2019, Cash and cash equivalents consisted of cash and money market funds. There are no restricted cash balances recorded as of December 31, 2019.

Fair Value — Financial instruments are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value. The Company has an established and documented process for determining fair value for financial assets and liabilities that are measured at fair value on either a recurring or a nonrecurring basis. In determining fair value, the Company maximizes the use of observable market inputs and minimizes the use of unobservable inputs. Observable inputs reflect market derived or market based information obtained from independent sources, while unobservable inputs reflect the Company's estimate about market data. Based on the observability of the significant inputs used, the Company classifies its fair value measurements in accordance with the three level hierarchy as defined by US GAAP. The Company's money market mutual funds are classified as Level I in the fair value hierarchy due to the fact that they are short-term and highly liquid. As of December 31, 2019, the money market fund is $11,028,693.

Due from Parent — Net — Primarily consists of income tax receivable, management fees payable to the Parent, and salary expense.

Accounts Receivable — Accounts receivable are client obligations due under normal transaction terms that are included in Other assets. The Company performs continuous credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in the allowance for doubtful accounts. There is no allowance recorded as of December 31, 2019.

Income Taxes — The Company's operations are included in the consolidated federal income tax returns filed by the Holding Company. For California income tax purposes, the Company files a unitary tax return with the Parent. In accordance with a tax sharing agreement with the Holding Company, a receivable or payable is recorded for the income tax benefit or liability resulting from the Company's operations. In accordance with ASC 740, *Income Taxes,* a deferred tax asset or liability is determined based upon temporary differences between the tax basis of an asset or liability and its reported amount on the Statement of Financial Condition, using currently enacted tax rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset or liability will not be realized.

Revenues from contracts with customers – This includes advisory service fees. The Company recognizes revenue from contracts with customers according to a five-step revenue recognition model: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company's contracts with customers generally contain a single performance obligation or separately identified performance obligation, each with a stated transaction price and generally do not involve a significant timing difference between satisfaction of the performance obligation and customer payment. Revenues are recognized over time as the performance obligations are satisfied or the contract is terminated.

Advisory Fees – The Company provides advisory services on mergers and acquisitions (M&A). Revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. This requires management to make judgments that affect the timing of revenue recognition. However, the recognition of transaction fees is constrained until substantially all services have been provided, specified conditions have been met and it is probable that a revenue reversal will not occur in a future period. Retainers fees are recognized on a systematic basis over the estimated period when the related services are performed. Retainers received from customers prior to recognizing revenue are reflected as deferred revenue in the accompanying statement of financial condition.

The expenses that are directly related to such arrangements are recorded as incurred and presented within operating expenses when the Company is primarily responsible for fulfilling the promise of the arrangement. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within advisory fees.

During the year ended December 31, 2019, two clients accounted for 16.9%, and 10.9%, of total revenues. No other client accounted for more than 10% of total revenue.

Management Fees – Management fees are paid to the Parent under the terms of a master service agreement for the use of certain shared resources such as administrative, legal, and human resources services and are based on a fixed fee.

Premises and equipment - Net– are carried at cost, less accumulated depreciation and amortization. The Company's leases are for office space. A majority of the leases provide for the payment of taxes, maintenance, insurance, and certain other expenses applicable to the leased premises. Depreciation is calculated on a straight-line basis over the estimated useful lives. The Right of use ("ROU") Asset assets are initially recognized based on the present value of the future minimum lease payments over the lease term. Amortization of the ROU Asset is calculated as the difference between the Rent expense for the year (including amortization of lease incentives) and the amortization of the Lease liability.

	Cost	Accumulated Depreciation	Net Cost	Depreciation expense	Useful life
Furniture, fixtures, equipment	658,066	321,860	336,206	321,860	3 to 5 yrs
Leasehold improvements	2,874,208	383,228	2,490,980	383,228	102 mo
Other	65,747	30,689	35,058	30,689	3 to 5 yrs

3. RECENT ACCOUNTING PRONOUNCEMENT

Accounting for Leases

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842). The authoritative guidance significantly amends the current accounting for leases. Under the new provisions, all lessees will report a ROU asset and a liability for the obligation to make payments for all leases with a term greater than 12 months. All other leases will fall into one of two categories: (i) a financing lease or (ii) an operating lease. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842 (Leases), which amends narrow aspects of the guidance issued in the amendments in ASU 2016-02, and ASU No. 2018-11, Leases (Topic 842). Effective January 1, 2019, the Company adopted Topic 842 using the modified retrospective method.

Lease Commitments

The Company performed an evaluation of its contracts in accordance with Topic 842 and determined that, except for its facility lease, described below, none of its other contracts contains a lease. The facility lease is classified as an operating lease. The lease contains no variable lease payments but does contain rent increases at the beginning of each calendar year. There are no subleases and the Company did not have additional leases that have not yet commenced as of December 31, 2019.

In January 2018, the Company amended its Los Angeles, California, office facility lease agreement to extend the maturity to June 30, 2026.The lease contains the option to extend the term in five-year increments, with two extensions possible. Thus, the total possible extensions could either be five or ten years beyond June 30, 2026. The extension options have not been considered in the determination of the ROU asset or the lease liability as the Company did not consider it reasonably certain that it would exercise such option. In connection with the adoption of this ASU, as of January 1, 2019, the Company recorded a ROU asset of $4,881,325 in Premises and Equipment, Net and a lease liability of $6,816,099 in its Consolidated Statements of Financial Condition.

As of December 31, 2019, approximate annual lease obligations were as follows:

	Operating lease
2020	$ 1,081,107
2021	1,113,540
2022	1,146,947
2023	1,181,355
2024	1,216,796
Thereafter	1,898,749
Total lease payments	7,638,494

As of December 31, 2019, the weighted average remaining lease term is 6.5 years. In determining the incremental borrowing rate used to calculate the present value of lease payments, the Company uses-its incremental borrowing rate based on the information available at the commencement date. The weighted average operating discount rate used to determine the operating lease liability was 3.51%.

4. RELATED-PARTY TRANSACTIONS

At December 31, 2019, the Company had cash of $228,637 deposited in non-interest-bearing checking accounts at the Parent.

Based on a reimbursement agreement, the Company reimburses the Parent for various business services paid for by the Parent, which resulted in a Due from parent - Net of $1,383,051.

As a result of the acquisition by MUB, certain employees were provided with retention bonuses that will be paid primarily over four years, or the length of the retention program per the purchase agreement. The bonuses were paid by MUB and were expensed by the Company without an obligation to pay MUB and therefore are considered an equity contribution. These retention bonuses are included within Salaries, incentives and employee benefits and are a capital contribution of $7,363,334. In addition, the Parent contributed a deferred tax asset (DTA) of $13,193,082. Please see tax footnote for the composition of the DTA.

Intercompany management fees are paid to the Parent for the use of certain shared resources such as administrative, legal, and human resources services. In consideration for the services provided, the Company pays the Parent fixed fees under a master service agreement. For the year ended December 31, 2019, total intercompany management fees incurred from the Parent were $1,712,000.

The Parent maintains a noncontributory defined benefit pension plan (the "Plan"), covering substantially all employees of the Company. The Plan provides retirement benefits based on a cash balance formula, with annual pay credits based on a participant's eligible pay multiplied by a percentage determined by age and years of service, with annual interest credits based on 30-year Treasury bond yields. Employees become eligible for this plan after one year of service and become vested upon completing three years of service. The plan costs are allocated to the Company by the Parent, based on eligible employees' salaries.

The Parent also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. The employer matching contribution is 100% on the first 3% of eligible compensation an employee contributes and 50% on the next 2% of eligible compensation.

For post-age 65 retirees, the Parent provides financial support to purchase individual health coverage through allocations to a health reimbursement account. The life insurance plan is noncontributory. Total pension, 401(k) plan, and postretirement benefits expenses were $93,726 for the year ended December 31, 2019. This amount is included in the total employee salaries and benefits expense allocated from the Parent.

5. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances. At December 31, 2019, the Company had net capital of $3,653,692, which was $3,403,692 in excess of the required $250,000.

6. RISK

Credit - The Company performs continuous credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in the allowance for doubtful accounts. As of and for the year ended December 31, 2019, there were no customers in default.

Litigation – The Company can be named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition or results of operations.

7. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method which requires deferred tax assets and liabilities be measured for temporary differences using currently enacted tax rates in the year they are expected to reverse.

The Company, as a single member LLC, is a disregarded entity for tax purposes. However, there is a formal tax sharing agreement in place to allocate unitary taxes using a systematic and rational method. The Company's income is subject to income tax in various states and local jurisdictions. Certain states assess income tax on a company-specific basis; others (primarily New York State, New York City, California, Illinois, and Texas) assess income tax on a unitary or combined basis. Each entity included in the unitary returns consisting of affiliated MUFG entities within the U.S. (collectively the "Group") pays the tax on its share of the Group's income apportioned to the state. The Company made certain estimates with respect to the computation of its share of the unitary income tax, including estimates for Group income and allocation percentages.

The components of the Company's expense (benefit) for income taxes for the year ended December 31, 2019 consist of the following:

	Current	Deferred	Total
Income tax benefit			
Federal	$ (541,260)	$ (269,511)	$ (810,771)
State	(204,361)	(68,458)	(272,819)
Total income tax benefit	$ (745,621)	$ (337,969)	$ (1,083,590)

The Company's expense for income taxes for the year ended December 31, 2019, differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 21%, due primarily to state taxes and the impact of rate reduction on deferred taxes resulting from federal tax law changes.

Effective tax rate

Federal income tax rate	21%
State income taxes, net of federal benefit	5%
Prior year true up	2%
Other permanent items	-1%
Total income tax expense (benefit)	27%

In addition, pursuant to the Company's tax-sharing agreement with the Holding Company (see Note 2), the Company had a current receivable from the Parent of $1,968,934 and deferred tax assets of $13,193,082 at December 31, 2019, which are recorded in Due from Parent — net and Deferred tax asset on the Statement of Financial Condition, respectively.

The tax effects of the temporary differences that give rise to deferred income tax assets and liabilities for the year ended December 31, 2019 are as follows:

Deferred tax assets:	Ending balance
Incentive bonuses	$ 1,000,278
Goodwill and intangibles	12,004,144
Other items	188,660
Net deferred tax assets	$ 13,193,082

The Company is subject to U.S. federal income tax as well as various state income taxes. The Company was acquired in tax period 2019 as an asset acquisition and, accordingly, joined the MUAH consolidated US federal and combined US state tax returns in the same period. Consequently, the Company is not open to examination for periods before 2019 by US federal or US state taxing authorities. There were no uncertain tax positions as of December 31, 2019 and there is no expected change in the next 12 months.

8. SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2019 through the date on which the financial statements are available to be issued and there is nothing to disclose.

* * * * * *

INTREPID INVESTMENT BANKERS, LLC

Schedule G

COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2019

	Accounts From			
	Audited Financial Statements	Unaudited FOCUS Part II	Difference	
Total member's equity from statement of financial condition	$ 23,027,334	$ 19,868,420	$ 3,158,914	(1)
NONALLOWABLE ASSETS				
Cash held with Parent	$ 228,637	$ 228,637	0	
Deferred tax asset	13,193,082	13,529,194	(336,112)	(3)
Premises and equipment - Net	2,862,245	2,862,245	0	
Due to Parent - Gross	1,984,692	15,759	1,968,933	(3)
Other	881,650	424,367	457,283	(2)
Total non-allowable assets	19,150,306	17,060,202	2,090,104	
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	3,877,028	2,808,218	1,068,810	
HAIRCUTS ON SECURITIES	223,336	223,336	0	
NET CAPITAL	3,653,692	2,584,882	1,068,810	
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)	250,000	250,000		
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 3,403,692	$ 2,334,882		

There were differences between the above compuation and the Company's corresponding unaudited December 31, 2019 Form X-17A-5, Part IIA FOCUS report filed on January 15, 2020. These differences were due to (1) Net impact of audit adjustments to Member's equity, (2) Increase in accounts receivable due to certain adjustments and (3) Changes in various other assets.

INTREPID INVESTMENT BANKERS, LLC

Schedule H

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) of such Rule under the Securities Exchange Act of 1934 as the firm carries no margin accounts, promptly transmits all customer funds and delivers all securities, does not otherwise hold funds or securities for, or owe money or securities to, customers and effects all financial transactions for customers through one or more bank accounts maintained exclusively for this purpose.

INTREPID INVESTMENT BANKERS, LLC

Schedule I

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2019

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provision of SEC Rule 15c3-3 pursuant to sections (k)(2)(i) of that rule.

INTREPID INVESTMENT BANKERS LLC EXEMPTION REPORT

Intrepid Investment Bankers LLC (the 'Company') is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This Exemption report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of our knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(i)
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) for the period from January 1, 2019 to December 31, 2019 without exception.

I, Stacey Morin, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Stacey Morin, Director & Chief Financial Officer

2/28/20

Date

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Intrepid Investment Bankers LLC

We have reviewed management's statements, included in the accompanying Intrepid Investment Bankers LLC's Exemption Report, in which (1) Intrepid Investment Bankers LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 28, 2020

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of Intrepid Investment Bankers LLC

We have performed the procedures enumerated below, which were agreed to by Intrepid Investment Bankers LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) (the "specified parties"), solely to assist the specified parties with respect to evaluating the Company's compliance with the applicable SIPC instructions as it relates to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019, and in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable SIPC instructions as it relates to the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than the specified parties.

Deloitte & Touche LLP

February 28, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******2506*********************MIXED AADC 220
68674 FINRA DEC
INTREPID INVESTMENT BANKERS LLC
11755 WILSHIRE BLVD STE 2200
LOS ANGELES, CA 90025-1567

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Stacey Morin (818) 254-2075

2. A. General Assessment (item 2e from page 2) $ 45,014

B. Less payment made with SIPC-6 filed (**exclude interest**) (28,137)
7/22/2019
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 16,877

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 16,877

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 16,877

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Intrepid Investment Bankers LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 28th day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SEC Mail Processing
MAR 02 2020
Washington, DC

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2019** and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 30,009,408
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	-
2d. SIPC Net Operating Revenues	$ 30,009,408
2e. General Assessment @ .0015	$ 45,014
	(to page 1, line 2.A.)